Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

July 31, 2015

Via Electronic Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Andrew Blume Jason Niethamer Jacqueline Kaufman

Re:	TerraForm Global, Inc. (the “Company”) Amendment No. 6 to Registration Statement on Form S-1 Filed July 31, 2015 CIK No. 0001620702

Ladies and Gentlemen:

On behalf of the Company, we are writing to explain the changes reflected in Amendment No. 6 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission today. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the prospectus contained in the Registration Statement (the “Prospectus”).

The Company has revised certain of the terms of this offering and the concurrent private placement of the Senior Notes based on feedback from its underwriters and current market conditions. The Company has revised its unaudited pro forma financial statements to reflect these changes. In addition, the Company has revised its unaudited pro forma financial statements to adjust the fair value of the Soutpan / Witkop outstanding debt to reflect a March 31, 2015 valuation. The Company’s prior filing incorrectly used a debt valuation as of December 31, 2014. The following is a summary of the significant changes made to the unaudited condensed consolidated pro forma financial statements since the Company’s last filing on July 20, 2015:

•	We have revised the share price from $20 per share, the mid-point of the range, in the July 20th filing to $15 per share, the anticipated offering price. The impact of this was to decrease cash and equity on the pro forma balance sheet.

Beijing    Hong Kong    Houston    London    Los Angeles    Munich     New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Securities and Exchange Commission

July 31, 2015

•	We have adjusted the offering size from 56,570,000 shares in the July 20th filing to an offering of 45,000,000 shares. The impact of this was to decrease cash and equity on the pro forma balance sheet.

•	As a result of the change in share price and the offering size, we have revised the number of Class B units in Global LLC that will be issued to our Sponsor, which impacts the calculation of the non-controlling interest in the pro forma financial statements.

•	We have amended our purchase agreement in connection with the Renova Transaction to pay more of the purchase consideration in equity instead of cash. This resulted in an adjustment to reflect $321.3 million of the purchase price in equity, resulting in issuance of 21.4 million shares to Renova, and cash consideration of $92.0 million. In the July 20th filing, we estimated cash consideration of $187.1 million and equity with a value of $226.3 million, resulting in issuance of 11.3 million shares. This revision had no impact on the pro forma statements of operations.

•	We have updated the terms of the Senior Notes offering to reflect the expected final offering amount of $810.0 million, which will be issued at a discount of 1.25% and pay interest at 9.75%, which impacted cash and debt on the pro forma balance sheet. Furthermore, we have made adjustments to the financing fees incurred in connection with the Senior Notes and the Revolver which impacted the amount of deferred financing costs recorded on the pro forma balance sheets. These adjustments also impacted interest expense and the income/loss allocated to non-controlling interest in the pro forma statements of operations.

•	Certain adjustments were made to the purchase price allocation for the Soutpan / Witkop acquisition based on fair value adjustments, which resulted in a decrease to debt of $13.8 million in the pro forma balance sheet. Additionally an adjustment was made to intangible assets acquired and deferred taxes in the pro forma balance sheet. The impact of these adjustments was to decrease amortization expense, increase tax expense and adjust the loss allocated to non-controlling interest in the pro forma statements of operations.

•	The revision to the offering price of $15 per share has resulted in a decrease to expected stock compensation expense in the pro forma statements of operations.

Securities and Exchange Commission

July 31, 2015

The following table quantifies the changes made on the line items in our pro forma financial statements from our July 20, 2015 filing (“As filed”) to our July 31, 2015 filing (“As Adjusted”):

December 31, 2014 Pro Forma Income Statement (in 000’s)
	As Filed	As Adjusted	Change
General and administrative	25,701	23,891	(1,810)	(i)
Depreciation, amortization, and accretion	120,973	119,999	(974)	(ii)
Total operating costs and expenses	208,855	206,071	(2,783)
Operating income (loss)	90,044	92,828	2,784
Interest expense	110,625	137,455	26,830	(iii)
Total other expense, net	96,734	123,564	26,830
Income (Loss) before income tax expense	(6,690)	(30,736)	(24,046)
Income tax expense	8,256	8,529	273	(iv)
Net income (loss)	(14,946)	(39,265)	(24,319)
Less net income attributable to non-controlling interest	11,125	18,772	7,647	(v)
Net income (loss) attributable to Global	(3,820)	(20,493)	(16,672)

March 31, 2015 Pro Forma Income Statement (in 000’s)

	As Filed	As Adjusted	Change
General and administrative	11,944	11,709	(235)	(i)
Depreciation, amortization, and accretion	31,534	31,291	(243)	(ii)
Total operating costs and expenses	69,327	68,849	(478)
Operating income (loss)	43,344	43,822	478
Interest expense	34,158	40,955	6,797	(iii)
Total other expense, net	31,101	37,898	6,797
Income (Loss) before income tax expense	12,243	5,924	(6,319)
Income tax expense	3,832	3,900	68	(iv)
Net income (loss)	8,410	2,024	(6,386)
Less net income attributable to non-controlling interest	(3,030)	(489)	2,541	(v)
Net income (loss) attributable to Global	5,381	1,535	(3,846)

March 31, 2015 Pro Forma Balance Sheet (in 000’s)

	As Filed	As Adjusted	Change
Cash and cash equivalents	516,445	286,839	(229,605)	(vi)
Deferred financing costs, net	2,965	3,012	47	(vii)
Total current assets	731,681	502,123	(229,559)
Intangible assets	610,241	592,731	(17,509)	(viii), (ix)
Due from parent and affiliates	5,116	3,440	(1,676)	(ix)
Deferred financing costs, net	29,935	31,225	1,290	(vii)
Restricted cash, long-term	149,767	149,716	(51)	(ix)
Other assets	54,191	54,242	51	(ix)
Total Assets	3,950,016	3,702,563	(247,453)
Current portion of long-term debt	30,425	23,295	(7,130)	(x)
Total current liabilities	164,095	156,964	(7,131)
Long-term debt, less current portion	1,543,921	1,628,549	84,628	(x)
Deferred tax liability	216,479	211,107	(5,372)	(xi)
Total liabilities	2,013,685	2,085,811	72,126
Class A common stock	1,095	1,186	91	(xii)
Class B common stock	693	603	(90)	(xii)
Additional paid-in capital	1,137,306	1,018,075	(119,231)	(xii)
Non-controlling interest	819,384	619,035	(200,349)	(xii)
Total equity	1,936,331	1,616,752	(319,579)
Total liabilities and equity	3,950,016	3,702,563	(247,453)

Securities and Exchange Commission

July 31, 2015

(i)	Adjustment reflects change to stock compensation expense as a result of the change in the offering price.

(ii)	Adjustment reflects change to amortization expense as a result of the adjustment to the fair value of intangible assets acquired.

(iii)	Adjustment reflects an increase to interest expense recorded on the Senior Notes based on the finalization of the terms as well as amortization of deferred financing costs related to the Senior Notes and the Revolver. This is offset by a decrease in interest expense for the fair value adjustment to debt acquired.

(iv)	Reflects the adjustment to tax expense as a result of the above adjustments.

(v)	Reflects the adjustment to income (loss) attributable to non-controlling interest as a result of the above adjustments. Additionally, reflects the adjustment to the non-controlling interest allocation as a result of the change in the offering size and Class B units in Global LLC issued to our Sponsor.

(vi)	Reflects the adjustment to cash as a result of the adjustments to the offering size, proceeds from the Senior Notes offering, payment of deferred financing fees and the adjustment to the cash portion of the Renova purchase price.

(vii)	Reflects the adjustment to deferred financing fees as a result of the finalization of the terms for the Senior Notes and the Revolver.

(viii)	Reflects the adjustment to intangible assets related to the fair value of debt adjustment in purchase accounting.

(ix)	Reflects the adjustment to correct for a misclassification of due from affiliates and restricted cash.

(x)	Reflects the adjustment to debt based on finalization of the Senior Notes terms and the fair value adjustment to debt in purchase accounting.

(xi)	Reflects the adjustment to deferred taxes as a result of the adjustments to debt and intangible assets in purchase accounting.

(xii)	Reflects the adjustment to the equity accounts based on the revised IPO price and offering size. Additionally, includes the additional shares to be issued in the Renova acquisition.

Securities and Exchange Commission

July 31, 2015

The following table provides an overview of the impacts of the items discussed above on the capitalization table.

	As Filed	As Adjusted	Difference
	As further adjusted for Offering transactions	As further adjusted for Offering transactions	As further adjusted for Offering transactions
(in thousands except per share data)
Cash and cash equivalents including cash committed for contruction projects and restricted cash	$763,442	$533,786	$(229,656)	(i)

Long-term debt (including current portion):
Revolver	—	—	—
Senior Notes	800,000	799,899	(101)	(ii)
Bridge Facility	—	(0)	(0)
Project-level debt	774,345	851,945	77,600	(iii)

Total long-term debt (including current portion)	1,574,345	1,651,843	77,498
Equity:
Net Parent Investment	—	—	—
Class A common stock, par value $0.01 per share, 2,750,000,000 shares authorized, no shares issued and outstanding, actual; 118,597,013 shares issued and outstanding, as adjusted	1,095	1,186	91	(iv)
Class B common stock, par value $0.01 per share, 200,000,000 shares authorized, 100 shares issued and outstanding, actual; 60,252,086 shares issued and outstanding, as adjusted	693	603	(90)	(iv)
Class B1 common stock, par value $0.01 per share, 550,000,000 shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	—	—	—
Preferred stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; 50,000,000 authorized and no shares issued and outstanding, as adjusted	—	—	—
Additional paid-in-capital	1,137,306	1,018,075	(119,231)	(iv)
Accumulated other comprehensive (loss) income	(22,147)	(22,147)	—
Non-controlling interest	819,384	619,035	(200,349)	(v)
Member’s equity	—	—	—

Total equity:	1,936,331	1,616,752	(319,579)

Total capitalization:	3,510,676	3,268,595	(242,081)

(i)	Reflects the adjustment to cash based on revised IPO price and offering size, change in terms for Senior Note, offset by decrease in cash paid for Renova transaction, change in Sponsor to repay certain project-level debt, and adjustment to correct for a misclassification of due from affiliates and restricted cash.
(ii)	Reflects the change due to size and terms of the Senior Notes offering.
(iii)	Reflects the adjustment to debt due to fair value adjustment to debt in purchase accounting and change in Sponsor to repay certain project level debt.
(iv)	Reflects the decrease in the overall price and offering size offset by change in cash vs. equity consideration issued for the Renova transaction.
(v)	Reflects the adjustment to income (loss) attributable to non-controlling interest as a result of the above adjustments.

Securities and Exchange Commission

July 31, 2015

The foregoing changes to the Company’s pro forma financial statements have a corresponding impact on other disclosures throughout the Prospectus, as follows:

•	Summary Historical and pro forma financial data – pages 44 – 46

•	Unaudited pro forma cash available for distribution for the year ended December 31, 2014 and the three months ended March 31, 2015 – page 108

•	Unaudited pro forma condensed consolidated financial statements – pages 117 – 138

*  *  *  *  *

The Company has completed its marketing of the offering to potential investors and seeks to have the Registration Statement declared effective under the Securities Act of 1933, as amended, and price the offering as soon as possible today.

We hope that the foregoing has been helpful to the Staff’s review of Amendment No. 6. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Paul D. Zier at (312) 862-2180.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Carlos Domenech Zornoza

Jeremy Avenier

Yana Kravtsova

    TerraForm Global, Inc.